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                                                    OMB APPROVAL
                                                    ----------------------------
                                                    OMB Number: 3235-0145
                    UNITED STATES                   ----------------------------
         SECURITIES AND EXCHANGE COMMISSION         Expires: December 31, 2005
               Washington, D.C. 20549               ----------------------------
                                                    Estimated average burden
                                                    hours per response. . . 11
                                                    ----------------------------

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          Pre-Paid Legal Services, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   740065 10 7
                                 (CUSIP Number)

                                 Thomas W. Smith
                               323 Railroad Avenue
                               Greenwich, CT 06830
                                 (203) 661-1200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 4, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  740065 10 7

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Thomas W. Smith
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |x|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF and OO (Funds of Managed Accounts)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,258,351
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,730,262
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,258,351
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,730,262
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,988,613
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  740065 10 7

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Thomas N. Tryforos
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |x|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF and OO (Funds of Managed Accounts)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    122,126
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,237,500
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           122,126
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,237,500
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,359,626
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  740065 10 7

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Scott J. Vassalluzzo
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |x|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF and OO (Funds of Managed Accounts)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    20,100
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,730,262
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           20,100
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,730,262
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,750,362
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  740065 10 7

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Idoya Partners
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |x|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York Limited Partnership
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,321,456
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,321,456
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,321,456
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  740065 10 7

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Prescott Associates
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |x|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York Limited Partnership
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,237,500
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,237,500
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,237,500
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

      This amended statement on Schedule 13D ("Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of Pre-Paid Legal Services, Inc., an Oklahoma corporation whose principal executive offices are located at 321 East Main Street, Ada, Oklahoma 74820 (the "Issuer") and amends and restates the original statement filed on Schedule 13D by Messrs. Thomas W. Smith and Thomas N. Tryforos on March 20, 2002 (SEC File No. 005-31480), as amended by Amendment No. 1 filed on November 12, 2002 (SEC File No. 005-78586).


Item 2. Identity and Background

      (a) - (f) This Statement is filed jointly by: (i) Thomas W. Smith, Thomas
N. Tryforos and Scott J. Vassalluzzo, each of whom is a private investment manager, (ii) Prescott Associates, a New York limited partnership for which Messrs. Smith, Tryforos and Vassalluzzo are each a general partner, and (iii) Idoya Partners, a New York limited partnership for which Messrs. Smith and Vassalluzzo are each a general partner (the persons and entities in (i) through
(iii) referred to collectively herein as, the "Reporting Persons"). The business address for each of the Reporting Persons is 323 Railroad Avenue, Greenwich, Connecticut 06830. The filing of this statement shall not be deemed to be an admission that the Reporting Persons comprise a "group" within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

      During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has any Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Each of the Messrs. Smith, Tryforos and Vassalluzzo is a citizen of the United States. Idoya Partners and Prescott Associates are New York limited partnerships.


Item 3. Source and Amount of Funds or Other Consideration

      In order to fund the purchase of the Common Stock reported herein, the Managed Accounts (as hereinafter defined) contributed in the aggregate $60,113,227 of the funds of the Managed Accounts (including $25,354,111 and $22,839,372 contributed by Idoya Partners and Prescott Associates, respectively), Mr. Smith contributed $23,112,976 of his personal funds, Mr. Tryforos contributed $1,751,799 of his personal funds and Mr. Vassalluzzo contributed $231,777 of his personal funds.


Item 4. Purpose of Transaction

      As described more fully in Item 5 below, Messrs. Smith, Tryforos and Vassalluzzo beneficially own 3,088,613 shares, 1,248,888 shares, and 2,741,262 shares of Common Stock, respectively (collectively, the "Managed Account Shares") in their capacity as investment managers for Prescott Associates, Idoya Partners and other managed accounts (the "Managed Accounts"). The Managed Accounts consist of investment accounts for: (i) the Investment Entities listed on Appendix A hereto, and (ii) certain family members of Messrs Smith, Tryforos and Vassalluzzo and trusts for the benefit of certain family members of Mr. Smith. In addition, Messrs. Smith, Tryforos and Vassalluzzo own 900,000 shares, 110,738 shares and 9,100 shares of Common Stock, respectively, for their own account (collectively, the "Personal Shares"). Messrs. Smith, Vassalluzzo and Tryforos acquired the Personal Shares for investment purposes. The Managed Account Shares were acquired for the purpose of achieving the investment goals of the Managed Accounts. Based on market conditions, an evaluation of alternative investments and such other factors as may be considered relevant, the Reporting Persons may purchase or sell Common Stock from time to time on terms considered desirable by the Reporting Persons. The Reporting Persons may talk or hold discussions with various parties, including, but not limited to, the Issuer's management, its board of directors, and other shareholders and third parties, for the purpose of developing and implementing strategies to maximize shareholder value, including strategies that may, in the future, result in the occurrence of one or more of the actions or events enumerated in clauses (a) through (j) of Item 4 of
Schedule 13D. Subject to the foregoing, none of the Reporting Persons has any present plan or proposal which relates to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D. In addition, each Reporting Person disclaims any obligation to report any plan or proposal known to such Reporting Person solely as a result of Mr. Smith's position as a director of the Issuer and his participation in such capacity in decisions involving an action or event described in clauses (a) through (j) in
Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

      (a) Based on the 15,502,628 shares of Common Stock reported as outstanding in the Issuer's press release dated October 5, 2004, the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons is as follows: Mr. Smith - 3,988,613 shares (25.7%); Mr. Tryforos - 1,359,626 shares (8.8%); Mr. Vassalluzzo - 2,750,362 (17.8%); Idoya Partners -
1,321,456 shares (8.5%); Prescott Associates - 1,237,500 shares (8.0%).

      (b) The Reporting Persons have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of Common Stock in the following amounts: Thomas W. Smith: 1,258,351 shares; Thomas N. Tryforos:
122,126 shares; Scott J. Vassalluzzo: 20,100 shares; Idoya Partners: 1,321,456 shares; and Prescott Associates: 1,237,500 shares. Messrs. Smith, Tryforos and Vassalluzzo share the power to vote or to direct the vote of and dispose or to direct the disposition of Common Stock owned by the Managed Accounts in the following amounts: Thomas W. Smith: 2,730,262 shares; Thomas N. Tryforos:
1,237,500 shares; and Scott J. Vassalluzzo: 2,730,262 shares. Idoya Partners and Prescott Associates do not share the power to vote or to direct the vote and dispose or to direct the disposition of any Common Stock.

      (c) During the sixty (60) days prior to the date of this filing, the Reporting Persons effected no transactions involving shares of Common Stock other than the distribution to Thomas N. Tryforos by Idoya Partners and Prescott International Partners of 46,644 and 3,694 shares of Common Stock, respectively, on October 11, 2004 in accordance with the terms of their respective limited partnership agreements.

      (d) The Managed Accounts have the right to receive dividends from, and the proceeds from the sale of, the Managed Account Shares.

      (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      On October 4, 2004, the Issuer's Board of Directors elected Mr. Smith to serve as a director and a member of its Nominating and Compensation Committees. Under the Issuer's Stock Option Plan, non-employee directors receive options to purchase 10,000 shares of the Issuer's common stock on March 1 of each year. With respect to any Managed Account established for the benefit of family members or friends of a Reporting Person, the voting and investment authority accorded the Reporting Person is subject to each beneficiary's ability, if so provided, to terminate or otherwise direct the disposition of the Managed Account. Subject to the foregoing, and except as otherwise set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, or any finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

      1. Agreement relating to the joint filing of this Statement on Schedule 13D/A dated October 20, 2004.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated October 20, 2004


                                                /s/ Thomas W. Smith
                                         ---------------------------------------
                                                    Thomas W. Smith


                                               /s/ Thomas N. Tryforos
                                         ---------------------------------------
                                                   Thomas N. Tryforos


                                               /s/ Scott J. Vassalluzzo
                                         ---------------------------------------
                                                   Scott J. Vassalluzzo


                                         IDOYA PARTNERS


                                               /s/ Thomas W. Smith
                                         ---------------------------------------
                                         By:   Thomas W. Smith
                                         Its:  General Partner


                                         PRESCOTT ASSOCIATES


                                               /s/ Thomas W. Smith
                                         ---------------------------------------
                                         By:   Thomas W. Smith
                                         Its:  General Partner